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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

December 19, 2017

Re:	Hudson Ltd.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted November 8, 2017

Registration Statement on Form F-1

Filed November 14, 2017

File No. 333-221547

CONFIDENTIAL

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s amended draft Registration Statement on Form F-1 (“Draft Amendment No. 3”) and its Registration Statement on Form F-1 (together with Draft Amendment No. 3, the “Registration Statement”) contained in the Staff’s letter dated December 6, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing a revised Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1, three marked copies of Amendment No. 1 showing the changes to the Registration Statement on Form F-1 publicly filed on November 14, 2017 and three copies of Exhibit 5.1 to Amendment No. 1 marked against Exhibit 5.1 to the Registration Statement on Form F-1 publicly filed on November 14, 2017.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Unaudited Pro Forma Combined Financial Information, page 46

1.	The introductory paragraph under this heading states that your financial statements are solely adjusted to give effect to the Reorganization Transactions. However, your pro forma adjustments appear to be adjusting your financial statements for additional transactions such as a recent debt agreement and your payment of transaction costs related to this offering. Please revise such that the introductory paragraph briefly describes all transactions for which you are adjusting. For the convenience of your investors, please consider presenting the same adjustments to your statement of financial position here and in the “As Adjusted” column of your Capitalization table.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 47 and 49 of Amendment No. 1.

2.	We note pro forma adjustment 1 related to the disposal of Dufry America Inc., which will occur prior to the completion of the offering. Given that Dufry America Inc. is not included in the combined financial statements of Hudson Group, please explain to us in more detail why you are reflecting Hudson Group’s sale of Dufry America Inc. within these pro forma financial statements. In this regard, if Hudson Group is the legal parent of Dufry America Inc. and will receive cash for the sale of Dufry America Inc., please tell us how you determined it was appropriate to exclude Dufry America Inc. from the historical financial statements of Hudson Group. As part of your response, please clarify for us whether the historical financial statements of Hudson Group represent the legal entity Hudson Group and its subsidiaries or whether the historical financial statements of Hudson Group represent the combination of several legal entities that are not directly or indirectly owned by Hudson Group. If Hudson Group is a legal entity with subsidiaries, please also tell us whether it directly or indirectly owns any other subsidiaries that will not be contributed to Hudson Ltd.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1. The Company respectfully advises the Staff that the combined financial statements of Hudson Group comprise all entities and operations directly or indirectly owned by Dufry AG (“Dufry”) that carry on Dufry’s travel retail operations in the continental United States and Canada that will be transferred to Hudson Ltd. as part of the Reorganization Transactions (as defined in Amendment No. 1) in connection with the Company’s initial public offering. In this regard, “Hudson Group” is the collective term used to refer to such entities, and does not refer to the legal entity with a similar name, Hudson Group (HG), Inc., which will be a subsidiary of Hudson Ltd. after completion of the Reorganization Transactions. This corresponds to the definition of “Hudson Group” on page ii of Amendment No. 1. Consequently, Hudson Group’s financial statements constitute and have been labelled as “combined” rather than “consolidated” financial statements.

As disclosed in Note 1 to the pro forma financial statements on page 49 of Amendment No. 1, Dufry America Inc. and its subsidiaries (“DAI”) have been excluded from the combined financial statements of Hudson Group. DAI’s direct parent, Dufry Americas Holding Inc. (“DAH”), will, however, be a subsidiary of Hudson Ltd. after completion of the Reorganization Transactions, and therefore is part of the combined financial statements of Hudson Group. DAI, by contrast, will not be a subsidiary of Hudson Ltd., and will instead be sold to Dufry Group pursuant to the Reorganization Transactions. DAI is not included in Hudson Group because it operates dissimilar business lines from the business lines of Hudson Group. In particular, DAI includes Dufry’s wholesale business (primarily in Latin America) and its cruise ship business. Consequently, DAI is part of Dufry Group’s Latin America segment, whereas Hudson Group is part of Dufry Group’s North America segment. In addition, DAI’s management is headquartered in Miami, Florida, operates autonomously from the management of Hudson Group and reports directly to Dufry Group. DAI and Hudson Group do not use common facilities and do not share any assets or costs. Moreover, DAI and Hudson Group do not have any material financial commitments, guarantees or contingent liabilities with respect to one another (and will not following the Reorganization Transactions). Therefore, the Company concluded that it is appropriate to exclude DAI from the combined financial statements of Hudson Group.

Although DAI is excluded from the combined financial statements of Hudson Group, the internal sale of DAI to Dufry Group as part of the Reorganization Transactions will impact the financial position of Hudson Group, as the consideration that DAH receives from Dufry Group will be offset against a liability that DAH owes to Dufry Group and will lead to a reduction of deferred tax assets, in each case impacting Hudson Group’s pro forma statement of financial position. As a result, the sale of DAI to Dufry Group has been reflected in the pro forma statement of financial position and has been explained in more detail in the Note 1 to the pro forma financial statements on page 49 of Amendment No. 1.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

3.	Please refer to pro forma adjustment 3 and respond to the following comments:

•	Please tell us why you are presenting the pro forma income statement impact of the debt you borrowed to finance your acquisition of WDFG Vancouver LP from Dufry Group as though the loan had been incurred on January 1, 2016 but you are not presenting the operating results of the acquired business as though you had acquired it on January 1, 2016.

Response:	The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the operating results of WDFG Vancouver LP are reflected in the combined financial statements of Hudson Group. As noted on pages 52 and 53 of Amendment No. 1, the operations of World Duty Free Group (“WDF”) in the continental United States and Canada have been included in the combined financial statements of Hudson Group from August 2015, the date on which WDF was acquired by Dufry Group. The loan from the Dufry affiliate was provided in connection with an internal reorganization to facilitate the Reorganization Transactions and which is disclosed in the Note 3 to the pro forma financial statements on pages 49 and 50 of Amendment No. 1.

•	Please tell us why you appear to be presenting the pro forma income statement impact of a portion of the loan agreement that you entered into on August 1, 2017. If you are only including CAD $65.0 million in this pro forma adjustment because the remainder of the August 1, 2017 loan was non-interest bearing, please revise this pro forma adjustment to clearly state that to avoid confusion for your readers. Additionally, please tell us in detail how you are accounting for the non-interest bearing portion of this loan under the applicable IFRS guidance.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 of Amendment No. 1. In addition, the Company respectfully advises the Staff that it accounts for the non-interest bearing portion of the CAD $195.0 million loan in accordance with IAS 39.43 and IAS 39.47, which require that a financial liability be recognized initially at its fair value plus transaction costs and at its amortized cost thereafter. The portion of the loan that is non-interest bearing is cancelable at any time by the holder; further, no material transaction costs were incurred at inception. Therefore, the fair value of the loan at inception and the amortized cost as of September 30, 2017 were each determined to be equal to the nominal value of the non-interest bearing portion of the loan. As the lender can cancel the non-interest bearing portion of the loan at any time, that portion is recorded as a current liability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the nine months ended September 30, 2017 and 2016, page 54

4.	Please refer to your analysis of income tax benefit/expense on page 56. Please revise your disclosure to provide your investors with management’s insight into why your effective tax rate significantly increased from 2016 to 2017.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1.

Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016

Note 1. Corporate Information, page F-7

5.	We note your revisions in response to comment 6. As previously requested, please also disclose, if true, that Hudson Ltd. has no liabilities or contingencies prior to the Reorganization Transactions. If Hudson Ltd. has liabilities or contingencies, please tell us the nature and amount or range of amounts of such liabilities or contingencies, and explain to us in more detail how you considered these liabilities or contingencies when concluding that the financial statements of Hudson Ltd. did not need to be included in this Form F-1.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 12, 43, 45, F-7 and F-52 of Amendment No. 1.

Note 19.1.1 Impairment Test of Goodwill, page F-29

6.	We note your response to comment 7 along with your previous response to comment 24 in our letter dated September 27, 2017. Please respond to the following:

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

•	In your response to comment 24 in our letter dated September 27, 2017, you indicated that Hudson Group’s only operating segment is the lowest level within Hudson Group at which goodwill is monitored for internal management purposes. Please explain to us in detail how management monitors your goodwill for internal management purposes.

Response:	The Company acknowledges the Staff’s comment. When monitoring goodwill, management follows the guidance set out in IAS 36.10b, which requires that goodwill acquired in a business combination be tested for impairment at least annually. The annual impairment test will be performed towards the end of each financial year, after completion of the preparation of the initial budget for the following year. In the event of significant changes between the initial budget and the final budget approved by the Company’s CODM, the annual impairment test will be updated accordingly after the end of a financial year, but prior to issuing the Company’s annual financial statements.

When performing the impairment test, the Company compares the carrying value of the segment (including the allocated goodwill) to the recoverable amount of that segment. The recoverable amount is defined as the greater of fair value less cost to sale and value-in-use. Generally, Hudson Group starts with a value-in-use calculation based on future projected cash-flows, discounted at an appropriate after-tax rate of return. The free cash flows correspond to the budget (for the first year) and to estimates made by management covering a further period of four years. These estimates are based on forecasted air travel growth by country (which is received from third-party providers), with other ratios (such as EBITDA/revenue) kept stable compared to the first year. The discount rate applied reflects the Company’s current assessment of the weighted average cost of capital .

IAS 36.9 requires the Company to assess, at each reporting date, whether there is an indication that goodwill may be impaired. Management performs this assessment based on quarterly financial information of the sole operating segment, which is the lowest level within Hudson Group at which goodwill is monitored. An indication for impairment exists if one or more events that occurred since the initial recognition of the goodwill indicates that there might be a measurable decrease in the estimated cash flows, such as a material deviation from current budgeted figures or changes in economic conditions (for example, a significant reduction in passenger numbers). If an indication for impairment exists for a quarterly period, the Company performs an impairment test similar to the annual impairment test described above.

•	You disclose on page 1 of your Form F-1 that you have a diversified portfolio of over 200 concession agreements. Noting that management identified each of these concession agreements as a CGU, please tell us in more detail how you concluded it was appropriate to aggregate these CGUs into a single group when allocating goodwill to your CGUs. To assist us in understanding your response, also describe to us how the individual CGUs are managed, including the nature of the information that is used to manage each CGU and the individuals responsible for managing the CGUs.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	As noted in the Staff’s comment, the CGUs were aggregated into a single group when allocating goodwill. The Company respectfully refers the Staff to its response to comment 7 in the letter dated November 8, 2017, in which the Company explained that due to the nature of the goodwill, the Company has concluded that it is appropriate to aggregate the CGUs into a group when allocating goodwill. The nature of the goodwill—which consists of relationships with various landlords, sourcing synergies and management talent—is such that all CGUs have an equal opportunity to benefit from the goodwill, and as a result these future benefits are not limited to an individual CGU or a certain group of CGUs, but rather benefit the group as a whole. As such it is not possible to allocate the goodwill to individual CGUs on a non-arbitrary basis and such an allocation would not be practical.

In addition, the Company refers the Staff to the response to comment 7 below regarding the management of individual CGUs and the managerial organization of the Company, which demonstrates that there are no other levels between the individual CGUs and the sole operating segment to which goodwill could have been allocated on a reasonable, non-arbitrary basis.

Whereas each of the Company’s more than 200 concession contracts represents an individual CGU (i.e. the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, according to IAS 36.6), each concession is not managed independently. As described in the Company’s response to comment 7, concession contracts are bundled into approximately 170 districts. General Managers, who are in charge of one or more districts, have limited responsibilities and decision-making powers (revenue generation, including local approach to merchandising, and staffing expenses), and all other managerial decisions (such as the core product assortment and sourcing of products, sales and marketing strategies or sourcing, bidding for new concessions and opening or closing of new stores) are made by the Group Executive Committee of Hudson Group (the “GEC”). All districts generally have similar economic characteristics because they have similar customers (i.e. travelers) and generally offer a similar assortment of core products. Additionally, the GEC reviews performance and makes decisions at the group level or, if necessary, at the district level. However, key decisions are not made at an individual CGU level. Given these facts, the Company concluded that it is appropriate to disclose its operations as a single segment and to aggregate all CGUs into a single group when recording goodwill.

•	Please describe to us how management addresses differences in the CGUs while managing the business. For example, tell us whether there are any differences in how CGUs are managed based on the country or other geographic region in which they are located. If you do not believe there are any differences in the CGUs which would warrant differences in how the concession agreements are managed, explain this to us in detail.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	Management believes that there are no differences in the CGUs which would warrant differences in how the concession agreements are managed. The business model is substantially the same for each store and at each location; therefore, the relevant managerial activities take place at headquarters. As described in further detail in response to comment 7, management believes that as a consequence of how Hudson Group is organized, there are no differences in how the CGUs are managed.

7.	To assist us in better understanding how you have applied IAS 36 to your particular circumstances, please tell us more about how you determined Hudson Group has a single operating segment.

•	We note the disclosure in Note 5 that your CODM is the Group Executive Committee, formerly the Divisional Committee of Dufry. Please tell us the title and describe the role of each individual who is part of this group CODM. Also tell us the title and describe the role of each individual who directly reports to this group CODM. Please provide us with an organizational chart reflecting the members of the group CODM and the individuals who report to the group CODM to assist us in understanding your response.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	The Company acknowledges the Staff’s comment and presents below an organizational chart reflecting the members of the group CODM and the individuals who report to the group CODM:

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

The Company considered the guidance in IFRS 8.7, and identified the GEC as the Chief Operating Decision Maker (“CODM”). The GEC consists of the Chief Executive Officer (Mr. DiDomizio), the Chief Financial Officer (Mr. Bartella) and each of the two Chief Operating Officers (Mr. Quinn and Mr. Fordyce). The GEC meets monthly to assess the performance of the Company’s operations and to make strategic and operational decisions, including those related to allocation of resources. GEC meetings are also attended on an ad-hoc basis by other members of management who report to the GEC, when topics relating to their area of responsibility are discussed.

Hudson Group operates a functional group organization through its GEC and management functions. Due to the size and complexity of Hudson Group’s retail operations, the Chief Operating Officer (“COO”) role is split between two executives, who oversee core retail operations relating to existing stores, such as initiatives to drive incremental sales, hiring and managing sales staff and managing other day-to-day activities and local aspects of the business. Both COOs have the same functional responsibilities, but have different direct reports and are responsible for different districts.

All other functions are performed centrally at headquarters and led by individuals who report directly to the Chief Executive Officer, as presented in the chart above. These functions have implications across Hudson Group’s business, including with respect to: (i) the operation of the retail business (such as identifying and sourcing core product offerings from suppliers, establishing marketing and promotional programs and choosing appropriate core brands to carry across all stores); (ii) interfacing with current and potential landlords (including identifying new retail opportunities, renewing existing concession agreements, negotiating with airports, preparing, presenting and responding to RFPs (requests-for-proposal) and calculating and paying concession fees and rents); and (iii) capital expenditures and other strategic operational decisions (such as transitioning certain stores from Hudson News to the Hudson brand, designing retail spaces, determining product store layout category allocation, creating retail concepts, store construction and refurbishment and capital expenditure decisions). In addition, headquarters is responsible for other day-to-day management of the business, including hiring of General Managers and other senior roles, compliance with local laws and regulations, payroll, information technology and the implementation of the foregoing.

The managerial structure for the Company’s retail operations is structured as follows:

•	Stores: 989 stores operated by Hudson Group are led by store managers.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

•

Districts: the stores are allocated into approximately 170 districts. A legal entity may comprise one or more districts and a district may comprise one or more concession agreements. For example, Hudson Group’s operations at each of Los Angeles International Airport and Dallas/Fort Worth International Airport are divided into seven and 10 districts, respectively, whereas the operations at Toronto Pearson International Airport, Fort Lauderdale-Hollywood International Airport and Midway International Airport each represent one district. Each district is run by a General Manager. As explained in the Company’s response to comment 6, all districts generally have similar economic characteristics because they have similar customers (i.e. travelers),and generally offer a similar assortment of core products and distribute their products to customers in a similar manner.

•

Group: at the group level, management is comprised of seven Senior Vice Presidents Operations and Executive Vice President (“SVP/EVP Operations”), consisting of the six Senior Vice Presidents Operations, who report to the COOs, and the Executive Vice President Duty Free, who joined following the acquisition of Nuance and World Duty Free Group. His key responsibility is similar to those of the Senior Vice Presidents Operations. He also ensures consistent implementation of the Company’s core business strategies within the acquired entities. Each SVP/EVP Operations is assigned a number of districts for which he or she is responsible. The allocation of districts to an SVP/EVP Operations is generally performed on an ad-hoc basis and depends on the size, type and/or location of the districts. For example, one SVP/EVP Operations is in charge of 11 districts, including Vancouver International Airport in Canada and Grand Central Station in New York City, whereas a second SVP/EVP Operations is in charge of 34 districts, including the airports in Atlantic City and Houston. The role of each other individual in the chart above corresponds with his or her title.

•	Please tell us the basis for determining the compensation for each individual who directly reports to the CODM. In doing so, clarify whether any portion of their compensation is based on any financial metrics or operating metrics below the consolidated level, or whether all compensation is based on consolidated results or a flat fee.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:

In addition to receiving a base salary, the majority of the individuals reporting directly to the CODM of Hudson Group are eligible for variable compensation in the form of a bonus. The variable compensation is based on a formula, at least 50% of which is dependent on the consolidated results of each of Hudson Group and Dufry Group. For each SVP/EVP Operations, 45% of the remainder of the bonus is based on the results of the districts for which the particular SVP/EVP Operations is responsible. For the remaining members of management who directly report to the CODM, the remaining 50% or less is typically based on Management-by-Objectives (“MBO”) targets, which are agreed on individually, and typically relate to the successful roll-out of specific projects related to their functions, such as timeliness or execution within a project budget.

•	Please tell us how often the group CODM meets to review operating results of the business. Describe to us any financial information the group CODM regularly reviews to prepare for these meetings and, if different, the financial information the group CODM regularly discusses during these meetings. If any financial information is provided to the CODM in more detail than the consolidated level, clearly describe the individual metrics provided and tell us the portion of the company for which this information is presented, such as by concession agreement or by geographic region.

Response:	The CODM meets on a monthly basis to review the operating results. To prepare for these meetings, the CODM regularly reviews the following financial information, which is usually also discussed during the meetings:

(a)	Consolidated Sales Report, which includes sales per district and other key performance indicators such as the number of transactions by district and the average spend per transaction by district;

(b)	Turnover and direct cost per district;

(c)	Consolidated advertising income and gross margin reports (only including such income from duty paid stores, as the duty free advertising income is globally managed by Hudson Group’s parent, Dufry Group);

(d)	Net working capital report at consolidated level;

(e)	Capex report, consolidated and by project;

(f)	From time to time reports on payroll and contribution margin by district; and

(g)	Consolidated monthly financial information.

As noted in item (g) above, the CODM reviews monthly financial information at the consolidated level. This is because a substantial amount of Hudson Group’s expenses are generated at the headquarters level, as explained in response to the first bullet above.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

The analysis and decisions made by the CODM are either based on consolidated financial information or on the financial information available for each of the 170 districts, depending on the specific matter to be addressed.

•	Please tell us whether any of the CODM’s direct reports regularly attend the CODM meetings, or describe any other meetings or other communications that the CODM regularly holds with its direct reports in which it discusses financial information.

Response:	The CODM holds monthly meetings to assess the performance of Hudson Group and make strategic and operational decisions, including those related to allocation of resources. Other members of management, who report directly to the CODM, may participate in these meetings on an ad-hoc basis in instances where initiatives or CODM-approved projects need to be discussed. None of these other members of management attend these meetings regularly. In addition, the GEC may hold other meetings to manage and understand the status of other key initiatives, such as the status and progress of marketing campaigns or the hiring of personnel.

•	Please describe to us the information regularly provided to the CODM and how frequently such information is prepared.

Response:	The CODM reviews the items described in response to the third bullet above in order to prepare for its monthly meetings In addition, the CODM regularly receives a weekly sales report by district.

•	Please describe to us the information regularly provided to the Board of Directors and how frequently such information is prepared.

Response:	As described in Amendment No. 1, prior to the completion of the initial public offering, as part of a series of Reorganization Transactions, Dufry will cause all of the equity interests of the entities that constitute the Hudson Group to be contributed to Hudson Ltd. in exchange for common shares of Hudson Ltd. As a result of these reorganization transactions, which will occur prior to the completion of the initial public offering, the business will be conducted through Hudson Ltd. and its subsidiaries. Prior to this date, the board of directors of Hudson Ltd has not overseen, and will not oversee, the operations of Hudson Group. As such, no materials have been provided to them.

Hudson Group is managed by the GEC which also reports to the Dufry Group, its parent. A monthly call is typically held, in which the GEC, the SVP Controlling & Treasury and Dufry Group’s CEO, Global Chief Operating Officer, Chief Financial Officer and Chief Corporate Officer participate. During this monthly call, the reports described in (a), (c), and (e) in the Company’s response to the third bullet above are discussed. Hudson Group also provides Dufry Group with all other information and reports it requests.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

•	Please explain to us how budgets for Hudson Group are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. Please also tell us whether budgets are prepared only on a consolidated basis or if they are also prepared by concession agreement, by airport, geographically or other basis.

Response:

The budget process takes place annually and consists of several steps. First, the General Managers of each district prepare a budget for their operations. This district budget includes data on net sales, cost of goods sold, store payroll, and certain direct general and selling expenses. The district budgets are reviewed by the SVP/EVP Operations, who consider the items provided therein, and also assess the sales mix, sales growth and operating margin. Following this review by each SVP/EVP Operations the Finance team supplements each district budget with income and costs managed centrally but that are attributable to each respective district. The Finance team at headquarters typically adjusts the district budget to reflect items such as advertising income, concessions fees and rents, franchise and management fees, IT expenses, payroll taxes and other similar items. In addition, headquarters produces a budget for its own operations, taking into accounts its expenses, which include items such as personnel, IT expenses, consulting, legal and audit fees, other general expenses, depreciation and amortization, financing costs, income taxes, minority expense and other similar expenses. A consolidated budget presenting the 170 district budgets and headquarters budgets is then provided to the CODM.

The CODM reviews the consolidated budget, as well as each of the 170 district budgets and the headquarters budget. The CODM then assesses the budgets and revises each as necessary. Once the CODM’s revisions have been incorporated, the final district budgets and headquarters budget become the consolidated budget of Hudson Group.

•	Please describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	The budget-to-actual variances are discussed by the GEC, with the SVP Controlling & Treasury participating, based on the financial information regularly received, as described in management’s response to the third bullet. The CODM reviews consolidated financial information and information at the district level. The discussion and analysis of budget-to-actual variance generally starts at consolidated level on a line item basis. If deemed necessary the CODM reviews and analyses budget deviations at district level as well as at headquarter level.

•	If not apparent from your response to our other comments, please tell us who is held accountable for the performance of each concession agreement and the title and role of the person to whom this individual reports.

Response:	There is no single individual who is responsible for the performance of each concession agreement. Concessions can be very different in size from one another (e.g., one single store vs. an entire airport). As a result, the Company manages performance at the Hudson Group level and, as described above, at the district level for certain topics. Due to the fact that Hudson Group is organized by function, the CODM has overall responsibility for the performance of the concession agreements. Headquarters makes the decisions that are responsible for driving the performance of each concession agreement.

After analyzing Hudson Group’s business in accordance with IAS 36, the Company determined that it operates a single segment. The CODM allocates resources and assesses business performance on the basis of the information it reviews as described in the Company’s response to the third bullet above. This single segment determination is supported by the nature and structure of Hudson Group’s business activities and driven by decisions by the CODM.

Exhibit 5.1

8.	Please have counsel revise the opinion of Conyers Dill & Pearman to remove subparagraphs (d), (g), and (i), since each of these subparagraphs contain assumptions that undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumptions are appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance.

Response:	In response to the Staff’s comment, the Company has filed a revised copy of Exhibit 5.1 with Amendment No. 1.

Exhibit 8.2

9.	We note that Exhibit 8.2 reflects Bermuda legal counsel’s tax opinion and it refers readers to the tax consequences described in the prospectus. Please revise the discussion entitled “Bermudian Tax Considerations” to state that it constitutes counsel’s opinion and identify counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	December 19, 2017

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade
John B. Meade

cc:	Via E-mail

Adrian Bartella, Chief Financial Officer – Hudson Ltd.

Christian Krämer, Partner – Ernst & Young AG
Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP

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